CONSULTING AGREEMENT


     THIS CONSULTING AGREEMENT (this "Agreement") is made this ____ day of November, 1996, by and between PERMA-FIX ENVIRONMENTAL
SERVICES, INC., a Delaware corporation (the "Company"), and C. LEE DANIEL, JR., an individual ("Daniel").

                           W I T N E S S E T H:

     WHEREAS, Daniel has experience in the design and installation of certain air handling systems for environmental companies;

     WHEREAS, the Company wishes to engage Daniel as an independent, outside consultant to the Company, and Daniel desires to accept such engagement, pursuant to the terms and conditions of this Agreement;

     WHEREAS, in consideration for such engagement, the parties desire to provide for the issuance of up to 12,500 shares of the Company's Common Stock, par value $.001 per share ("Common Stock"), on terms and subject to the conditions hereinafter set forth;

     WHEREAS, the parties intend this Agreement to constitute an "Employee Benefit Plan", as such term is defined under Rule 405 of the Securities Act of 1933, as amended; and,

     WHEREAS, the parties do not intend that this Agreement qualify under Section 401 of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto, intending to be legally bound, do hereby agree as follows:

     1.   Engagement of Daniel.  The Company does hereby engage
Daniel, and Daniel does hereby accept such engagement, as an outside, independent consultant to provide the following consulting services for the Company in connection with:

          (a) Design of the air handling system for Perma-Fix of Florida, Inc.'s ("PFF"), a wholly owned subsidiary of the Company, low level nuclear materials' treatment, storage and/or disposal facility in Gainesville, Florida;

          (b)  Installation of the air handling system at PFF's
     Gainesville, Florida facility; and

          (c) Such other consulting services to be performed on behalf of the Company or subsidiaries of the Company as reasonably requested by the Chairman of the Board or Chief
     Executive Officer of the Company.

Provided, however, that Daniel shall render bona fide consulting services to the Company under this Agreement, and none of the consulting services to be rendered by Daniel shall be in connection with the offer or sale of securities or in a capital-raising transaction.

     2. Term. Daniel will provide the above consulting services for the Company under this Agreement for a period of twelve (12) months from the date of this Agreement (the "Term").

     3. Compensation. In consideration of Daniel providing the consulting services under this Agreement, the Company agrees to pay to Daniel up to the sum of Twenty-Five Thousand Dollars ($25,000), payable as follows:

          (a) The first Fifteen Thousand Dollars ($15,000) of such consulting work performed by Daniel hereunder shall be paid by the issuance of 7,500 shares of the Company's Common Stock to Daniel within ten (10) business days from the latter of (i) the date that the Company's Form S-8 (as defined below) registering the shares of Common Stock that might be issued to Daniel pursuant to the terms of this Consulting Agreement becomes effective under the Securities Act of 1933, as amended (the "Act"), or (ii) the date that Daniel has performed the first Fifteen Thousand Dollars ($15,000) in consulting services under this Agreement based on invoices submitted by Daniel to the Company for such consulting services, which invoices have been approved by the Company and such consulting services are satisfactory to the Company; and

          (b) After Daniel performs the first Fifteen Thousand Dollars ($15,000) in consulting services under this Agreement, which shall be paid by the Company pursuant to (a) above, Daniel shall, from time to time thereafter during the Term, submit to the Company invoices for such additional consulting work performed by Daniel under this Agreement ("Additional Consulting Work"), which invoices have been approved by the Company and such Additional Consulting Work are satisfactory to the Company. Within ten (10) business days of the later of
     (i) the end of the Term or (ii) the date that the Form S-8 becomes effective under the Act, the Company shall issue to Daniel that number of shares of Common Stock determined by dividing the then outstanding invoices submitted by Daniel to the Company for such Additional Consulting Work, with the amount of such invoices for such Additional Consulting Work not to exceed Ten Thousand Dollars ($10,000), by the closing bid price per share of the Company's Common Stock as quoted on the NASDAQ on the determination date, with the number of shares of Common Stock to be issued under this paragraph (b) not to exceed 5,000, in full satisfaction of such Additional Consulting Work performed by Daniel. If Daniel submits invoices to the Company for Additional Consulting Work, which invoices have been approved by the Company, exceeding Ten Thousand Dollars ($10,000), then that amount of such invoices in excess of such Ten Thousand Dollars ($10,000) shall be paid by the Company to Daniel, in cash or by check, within ten (10) business days of the later of (i) the end of the Term or (ii) the date that the Form S-8 Registration Statement ("Form S-8") becomes effective under the Act.

The Company shall use reasonable efforts to register the shares of Common Stock to be issued to Daniel under this Agreement on a Form S-8 under the Act as soon as reasonably practicable after execution of this Agreement. Daniel shall not be entitled to any cash compensation for his consulting services rendered under this Agreement.

     4. Agreement Not to Solicit Customers and Employees. Daniel agrees that, during the term of this Agreement and for a period of one (1) year following the termination of the Term of this Agreement, he shall not, either alone or for himself or on behalf of any other person, firm, corporation or entity, directly or indirectly:

          (a) Induce, or in any manner attempt to induce, any person employed by, or any agent of, the Company or any of the subsidiaries of the Company or any of their affiliates to terminate his or her employment or agency, as the case may be; or,

          (b) Solicit, induce, or attempt to solicit or induce, any supplier or customer of the Company or any subsidiaries of the Company or any of their affiliates to cease being (or any prospective supplier not to become) a supplier or customer of the Company or any of the subsidiaries of the Company or any of their affiliates.

     5. Confidential Information. During the Term and for a period of one (1) year following the termination of the Term, (i) Daniel shall hold, in a fiduciary capacity for the benefit of the Company and all subsidiaries of the Company, all secret or confidential information, knowledge or data relating to the Company and all subsidiaries of the Company or any of their affiliated companies and their respective businesses, which shall have been obtained by Daniel at any time and which shall not be public knowledge (other than by acts of Daniel or his representatives in violation of this Agreement), including, without limitation, customer lists, bid proposals, contracts, matters subject to litigation and information regarding periods and environmental applications, and (ii) Daniel shall not, without the prior written consent of the Company, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

     6. Injunctive Relief. In the event of a breach by Daniel of any of the terms or provisions of Sections 4 or 5 of this Agreement, the Company shall be entitled to an injunction to prevent irreparable injury to it or any of its subsidiaries or any of their affiliates. Nothing shall be construed as prohibiting the Company from pursuing any other remedies (at law or in equity) available to it for such breach, including, but not limited to, recovery of damages, attorneys' fees and other costs.

     7.   Miscellaneous.

          (a) Assignment and Binding Effect. The respective rights and obligations of the parties under this Agreement shall be binding upon the parties hereto and their heirs, executors, administrators, successors and permitted assigns; provided, however, that the Company may not assign its rights hereunder without the prior written consent of Daniel.

          (b) Governing Law. This Agreement shall be governed as to its validity, interpretation and effect by the laws of the State of Delaware.

          (c) Entire Agreement; Amendments. This Agreement constitutes the entire agreement and understanding of the Company and Daniel with respect to the terms of Daniel's consultancy relationship with the Company and supersedes all prior discussions, understandings and agreements with respect to such consultancy relationship. This Agreement may not be amended unless by the mutual written consent of all of the parties hereto.

          (d) Captions. All captions and headings used herein are for convenient reference only and do not form part of this Agreement.

          (e) Waiver. The waiver of a breach of any term or provision of this Agreement shall not operate as, or be construed to be, a waiver of any other or subsequent breach of this Agreement.

          (f) Notices. Any notice or communication required or permitted under this Agreement shall be made in writing and shall be delivered by hand, or mailed by registered or certified mail, return receipt requested, or first class postage prepaid, addressed as follows:

        if to Daniel, to:     C. Lee Daniel
                              Post Office Box 10428
                              Jacksonville, Florida  32207


        if to the Company to: Perma-Fix Environmental
                              Services, Inc.
                              1940 Northwest 67th Place, Suite A
                              Gainesville, Florida  32653
                               Attn: Dr. Louis F. Centofanti,
                                     Chairman

          (g) Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same Agreement.

          (h) Legal and Tax Effects. This Agreement is not qualified under Section 401 of the Internal Revenue Code of 1986, as amended. Daniel understands that the Company has not provided any legal or tax advice regarding this Agreement and that Daniel is to consult with his legal and tax consultants regarding this Agreement.

          (i) Independent Contractor. Daniel is an independent contractor and is not, in any manner, an employee or agent of the Company or any subsidiary of the Company. Daniel may not bind the Company or any subsidiary of the Company in any manner whatsoever.

          (j) Florida Blue Sky Laws. The securities have not been registered with the State of Florida, but will be sold in reliance on an exemption from such registration set forth in
     Section 517.061(11) of the Florida Statutes. Pursuant to Section 517.061(11)(a)(5) of the Florida Statutes, a Florida investor has a three (3) day right of rescission. A Florida resident who executes this Agreement may elect, within three (3) business days after signing this Agreement, to withdraw from this Agreement and thereby terminate this Agreement. Such withdrawal will be without any further liability to any person. To accomplish such withdrawal, a Florida resident need only send a letter or telegraph to the Company at the address set forth in this Agreement indicating his intention to withdraw. Such letter or telegram must be sent and postmarked prior to the end of the aforementioned third (3rd) business day. If a Florida resident sends a letter, it is prudent to send it by certified mail, return-receipt requested, to ensure that it is received and also evidence the time and date when it is mailed. Should a Florida resident make this request orally, he should ask for written confirmation that his request has been received.

          IN WITNESS WHEREOF, the parties hereto have executed this Consulting Agreement on the date first above written.



                                   ________________________________
                                   C. Lee Daniel, Jr.

                                   PERMA-FIX ENVIRONMENTAL
                                   SERVICES, INC.



                                   By:_____________________________
                                          Dr. Louis F. Centofanti
                                          Chairman of the Board and
                                          Chief Executive Officer














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